DXI Reports Q4 and Fiscal 2019 Results

VANCOUVER, BRITISH COLUMBIA, April 29, 2020 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and twelve months ended December 31, 2019.

2019 Key Financial and Operating Highlights are:

  Raised gross proceeds of $3,293,000 in equity under challenging market conditions, allowing the Company to develop additional natural gas reserves  at Woodrush in northeastern B.C. and assess the viability of converting the Woodrush production facilities to a methanol production facility, as well as contribute to general working capital;
  Completed the conversion of $780,000 in secured convertible debt with arms-length U.S. accredited investors into 12,999,998 common shares of the Company;
  Completed the conversion of $3,500,000 in secured convertible debt with related parties into 58,333,333 common shares of the Company and the conversion of $161,000 in accrued interest on the secured convertible debt into 2,690,931 common shares of the Company; and
  Increased net revenues by 23% to $377,000 from $307,000 for the comparative period ended December 31, 2018.

CORPORATE SUMMARY - THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2019

OPERATIONS	Three months ended December 31,			Twelve months ended December 31,
	2019	2018	Change	2019	2018	Change
Production
Oil and natural gas liquids (bbls/d)	28	52	-46%	40	62	-35%
Natural gas (mcf/d)	1,501	360	317%	677	747	-9%
Combined (BOE/d)	278	112	148%	153	186	-18%

Realized sales prices
Oil and natural gas liquids ($/bbl)	50.42	39.18	29%	52.28	58.28	-10%
Natural gas ($/mcf)	1.79	3.57	-50%	2.11	2.33	-9%

Operating expenses
Oil operations ($/bbl)	46.00	43.44	6%	47.32	36.55	29%
Natural gas operations ($/mcf)	2.59	4.52	-43%	3.30	3.61	-9%

Operating netback
Oil operations ($/bbl)	-1.49	-9.78	-85%	-0.77	14.79	-105%
Natural gas operations ($/BOE)	-5.32	-8.41	-37%	-8.75	-8.73	0%

General and administrative expenses ($/BOE)	11.40	7.25	57%	18.05	15.91	13%

FINANCIAL (CA$ thousands, except per share)	Three months ended December 31,			Twelve months ended December 31,
	2019	2018	Change	2019	2018	Change

Revenue	377	307	23%	1,278	1,951	-34%
Royalties	28	42	-33%	150	207	-28%

Cash flow (1)	-192	-289	-34%	-1,383	-1,611	-14%
Cash flow per share (basic)	-0.00	-0.00	0%	-0.01	-0.02	-53%
Cash flow per share (diluted)	-0.00	-0.00	0%	-0.01	-0.02	-53%

Net loss	2,972	8,739	-66%	5,221	11,632	-55%
Basic loss ($/share)	0.01	0.08	-84%	0.03	0.11	-75%
Diluted loss ($/share)	0.01	0.08	-84%	0.03	0.11	-75%

Capital expenditures, net of dispositions	67	37	81%	1,477	781	89%

Weighted average shares outstanding (thousands)
Basic	226,604	103,606	119%	188,456	103,606	82%
Diluted	226,604	103,606	119%	188,456	103,606	82%

Debt, net of working capital				1,831	3,362	-46%

Note 1: "Cash flow" is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See "Non-IFRS Measure" below for details.

SUPPLEMENTAL FINANCIAL INFORMATION - NON-IFRS MEASURE

	Three months ended December 31,		Twelve months ended December 31,
(CA$ thousands)	2019	2018	2019	2018
Cash flows from (used in) operating activities	(481)	(483)	(1,805)	(891)
Change in operating working capital	289	194	422	(720)
Cash flow	(192)	(289)	(1,383)	(1,611)

RESERVES

Independent Reserves Evaluation

DXI's reserves were evaluated by independent evaluators as at December 31, 2019 in accordance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). GLJ Petroleum Consultants ("GLJ") were retained by the Company to evaluate it Canadian properties. The reserves evaluation was based on forecast pricing as outlined in the notes to the table below entitled "Forecast Prices in 2019 Reserves Report". Additional reserves disclosures are included in the Company's AIF for the year ended December 31, 2019.

Summary of Reserves as at December 31, 2019(1)

				Oil	% of Proved
	Oil	Natural Gas	NGL	Equivalent	Plus Probable
	(MBBL)	(MMCF)	(MBOE)	(MBOE)	Reserves
Proved
Developed Producing	18	1,037	2	193	48%
Developed Non-Producing	-	-	-	-	0%
Undeveloped	-	-	-	-	0%
Total Proved	18	1,037	2	193	48%
Total Probable	1	1,224	3	207	52%
Total Proved and Probable	19	2,261	5	400	100%

Note 1: Reserves means DXI's working interest reserves before deduction of royalties and without including any royalty interests.

Summary of Net Present Values, Before Tax

	Discounted at
(CA$ thousands)	0%	5%	10%	15%	20%
Proved
Developed Producing	(339)	(196)	(105)	(44)	(4)
Developed Non-Producing	-	-	-	-	-
Undeveloped	-	-	-	-	-
Total Proved	(339)	(196)	(105)	(44)	(4)
Total Probable	1,001	940	862	782	708
Total Proved and Probable	662	744	757	738	704

Future Development Costs

(CA$ thousands)	Proved Reserves	Proved plus Probable Reserves
2020	79	327
2021	-	-
2022	-	-
2023	-	-
Total Undiscounted	79	327

Forecast Prices in 2019 Reserves Report

The following table summarizes the first five years of the forecast prices used by GLJ in preparing DXI Energy's estimated reserve volumes and net present values of future net revenues in the 2019 reserves report.

	GLJ
Year	Natural gas (AECO) Cdn$ / mmbtu	NGL (Edmonton Pentanes Plus) Cdn$ / bbl	Crude oil (Edmonton Par) Cdn$ / bbl
2020	2.08	77.80	71.71
2021	2.35	79.22	74.03
2022	2.55	83.33	76.92
2023	2.65	86.54	80.13
2024	2.75	89.10	82.69
2025+	see AIF for additional details

ONGOING OPERATIONS AND INTENDED SALE OF OIL & GAS ASSETS

The 99% owned Woodrush multi well production facility, owned by a wholly-owned subsidiary, has been formally shut in. The asset is to be sold. The Kokopelli multi-well gas production property (15% WI) in Colorado is also to be sold. Sufficient funding to continue the conversion of the Woodrush production facility to a methanol plant in NE BC simply did not materialize despite the efforts of the Company's senior management and its financial advisors. The Calgary office will be closed immediately. All funds received from the sale of assets will be applied to satisfy prioritized payables, and fund, as possible, the costs required to maintain corporate affairs and the search for a new business.

The Directors are applying their best efforts to secure a new path of opportunity for the Company's stakeholders. This may take several months given current global issues, the pursuit of new business, capital reorganization (e.g. prudent consolidation, mandatory secured and prioritized share for debt settlement) and new financing.

The Company is responding proactively to the TSX listing policies (and the US OTTC exchange) and intends to apply for listing on a junior exchange, yet to be determined, subject to satisfying that exchange's listing policies.

DELAY IN FILING UNDER CSA INSTRUMENT GOVERNING RELIEF UNDER COVID-19 DURESS

Pursuant to CSA Instruments BC Instrument 51-515 and Ontario Instrument 51-502, due to circumstances created by the COVID-19 pandemic, the British Columbia Securities Commission and other Canadian Securities Administrators granted "Issuers" in the Canadian securities industry up to an additional 45 days, from May 16, 2020 through June 29, 2020, to complete Q1 2020 interim statutory filings. Accordingly, as required by CSA Instruments BC Instrument 51-515 and Ontario Instrument 51-502, the Company's management and other insiders will be subject to a trading black-out that reflects the principles in Section 9 of National Policy 11-207 until its interim financial statements are filed, the Company will file its' interim financial statements for the three (3) month period ended March 31, 2020 by June 29, 2020, and other than as previously disclosed by the Company, including the information herein, there are no other material business developments since the date of the Company's last News Release of April 7, 2020.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) in Canada and the OTCQB (DXIEF) in the US.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the completion and final amount raised in the financing, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties and construction of facilities for the production of methanol for domestic and export markets. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Contact:
David Matheson
Phone: 604-638-5050
Email: investor@dxienergy.com